As filed with the Securities and Exchange Commission on April 29, 2003

Registration No. 333-104567

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

_______________________

POST EFFECTIVE AMENDMENT NO. 1 TO THE

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts for Ordinary Shares, par value NOK 6.25 each of

ORKLA ASA

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

KINGDOM OF NORWAY

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK

(Exact name of depositary as specified in its charter)

One Wall Street New York, N.Y. 10286

(212) 495-1727

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

__________

Timothy F. Keaney

The Bank of New York

101 Barclay Street

New York, New York, 10286

(212) 815-2129

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter B. Tisne, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York  10271

(212) 238-3010

For Further Information Contact:

Timothy F. Keaney

The Bank of New York

ADR Department

101 Barclay Street

New York, New York 10286

(212) 815-2129

It is proposed that this filing become effective under Rule 466

[ X ]  immediately upon filing

[ ] on ( Date ) at ( Time ).

If a separate registration statement has been filed to register the deposited shares, check the following box.  [  ]

The prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit 1 to the Registration Statement.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Previously filed.

Item - 2.

Available Information

Previously filed.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Amended and Restated Deposit Agreement dated as of ____________, 2003, among Orkla ASA, The Bank of New York as Depositary, and all Owners and holders from time to time of American Depositary Receipts issued thereunder. – Previously filed.

b.

Letter agreement, dated as of October 27, 2002, among Orkla ASA., Citibank, N.A. and The Bank of New York. - Previously filed.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) and (b) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Previously filed.

e.

Certification under Rule 466.  – Filed herewith as Exhibit 5.

Item - 4.

Undertakings

Previously filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on April 29, 2003.

Legal entity created by the agreement for the issuance of American Depositary Receipts for ordinary shares, par value NOK 6.25 each, of Orkla ASA.

By:

The Bank of New York,

As Depositary

By:

/s/ JOANNE F. DIGIOVANNI

Name: Joanne F. DiGiovanni

Title: Vice President

Pursuant to the requirements of the Securities Act of 1933, Orkla ASA has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in Oslo, Norway, on April 29, 2003.

ORKLA ASA

By:  /s/ HALVOR STENSTADVOLD
Name: Halvor Stenstadvold

Title: Senior Vice President

Each person whose signature appears below hereby constitutes and appoints Halvor Stenstadvold, Terje Andersen, Erik Barkald and Karl Otto Tveter, any two of them together, his true and lawful attorney-in-fact with power of substitution and resubstitution to sign in his name, place and stead in any and all capacities the Registration Statement and any and all amendments thereto (including post-effective amendments) and any documents in connection therewith, and to file the same with the Securities and Exchange Commission, granting unto each of said attorneys full power to act with or without the other, and full power and authority to do and perform, in his name and on his behalf, every act whatsoever which such attorneys, or any one of them, may deem necessary or desirable to be done in connection therewith as fully and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on April 29, 2003.

/s/ JOHN FR. ODFJELL

/s/ BJORN SAVEN

John Fr. Odfjell

Bjørn Savén

Director and Chairman of the Board of Directors

Director

/s/ ANNE BIRGITTE LUNDHOLT

/s/ STEIN STUGU

Anne Birgitte Lundholt

Stein Stugu

Director

Director, Employee elect

/s/ ASE AULIE MICHELET

/s/ ARVID F. STRAND

Åse Aulie Michelet

Arvid F. Strand

Director

Director, Employee elect

/s/ SVEIN S. JACOBSEN

/s/ JONNY BENGTSSON

Svein S. Jacobsen

Jonny Bengtsson

Director

Director, Employee elect

/s/ CHRISTEN SVEAAS

/s/ KJELL E. ALMSKOG

Christen Sveaas

Kjell E. Almskog

Director

Director

/s/ FINN JEBSEN

/s/ TERJE ANDERSEN

Finn Jebsen

Terje Andersen

Principal Executive Officer

Principal Accounting Officer

/s/ ERIK BARKALD

/s/ STANLEY T. STAIRS

Erik Barkald

Stanley T. Stairs

Principal Financial Officer

Authorized U.S. Representative

INDEX TO EXHIBITS

Exhibit Letter	Exhibit

5

Certification under Rule 466.